Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands)
Fixed charges:
Interest expense, including amortization of debt issuance costs	$3,785	$4,068	$5,076	$3,613	$2,129
Portion of rent expense representative of interest	639	1,015	495	426	394

Total fixed charges	4,424	5,083	5,571	4,039	2,523

Earnings (loss):
Loss before provision for income taxes	(36,671)	(62,730)	(157,248)	(21,269)	(22,621)
Fixed charges per above	4,424	5,083	5,571	4,039	2,523

Total loss before fixed charges	(32,247)	(57,647)	(151,677)	(17,230)	(20,098)

Deficiency of earnings available to cover fixed charges	$(36,671)	$(62,730)	$(157,248)	$(21,269)	$(22,621)